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      Jardine Fleming China Region Fund, Inc.
        100 East Pratt Street                                 Exhibit (A)(1)(vi)
      Baltimore, Maryland 21202

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                                                              November 20, 2000

Dear Shareholder:

   Jardine Fleming China Region Fund, Inc. (the "Fund") is offering to purchase up to 2,576,691 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day the offer expires (the "Offer").

   The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

   Please note that the Offer is scheduled to expire at midnight New York Time on December 18, 2000, unless extended by the Fund. Questions regarding the Offer should be directed to MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday and 10:00 a.m. and 4:00 p.m. New York Time, Saturday (except holidays).

                                          Sincerely,

                                          The Right Honourable the Earl of
                                           Cromer
                                          Chairman